Exhibit 99.1

Introduction to Evogene
December, 2015
Ofer Haviv, President & CEO

Safe Harbor Statement

This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively,
“Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the
“PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,”
“estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-
looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and
Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the
Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

Introducing Evogene

We are…
A leading ag biotechnology
company for the improvement
of crop productivity and
performance, addressing the
increasing demand for food,
feed and fuel

evogene
Plant Innovation
BASF
syngenta
GLOBAL
BAYER
MONSANTO
biogemma
DUPONT
Seed Traits
Ag-Chemicals
Ag-Biologicals

Introducing Evogene

¡ Founded in 2002
¡ Located -
 ▪ HQ : Rehovot, Israel
 ▪ R&D site : St. Louis, USA
¡ ~200 employees, 80% R&D
¡ Two R&D hubs for improving crop productivity -
 ▪ Crop enhancement - yield, drought tolerance and
 fertilizer use efficiency
 ▪ Crop protection - insect resistance, disease, weeds
¡ Targeting 3 major markets - seed traits (~$40B*); ag-
 chemicals (~$55B**); ag-biologicals (~$3.2B***)
¡ Addressing markets through collaborations with world-
 leading agriculture companies
¡ Over 1,000 genes in field trial validation - within
 partners’ pipelines
* Source: Phillips McDougall
** Source: Phillips McDougall, 2014
*** Source: Piper Jaffray 2013, Agrow 2014

1960-2050 CAGR: +1.4%
2.6
3.7
5.3
6.9
8.3
9.4
1950
1970
1990
2010
2030
2050

1961-2008 CAGR: -1.6%
0.42
0.35
0.30
0.26
0.22
0.20
1961
1971
1981
1991
2001
2008

The need for innovation

The need: provide more with less
World population (in billions) I Source: United States Census Bureau.
Hectares per capita, globally I Source: FAO.
World population
Arable land per capita
The solution: increasing crop productivity and performance
Farmer will always want better yield - best seed products and lower input costs
Evogene’s approach for ag-innovation: utilizing scientific understanding and computational technologies to harness the potential of the Ag ‘big data’ revolution
Improved Seed Traits
Innovative Ag-Chemicals
Novel Ag-Biologicals

Ag ‘big data’ - an opportunity for ag-innovation

 *For which ag ‘big data’ is available
Ag ‘big data’
“hidden product”
>100’s M
microbial strains
& genes*
>10’s M
plant genes
~100M
chemical
molecules*
Costs ↓
Quantity ↑
Diversity↑

From ag ‘big data’ to ag-innovation - the challenge

 *For which ag ‘big data’ is available
Product
Example - corn with
increased yield
Only few candidates
(genes / SNPs / other)
contribute to final product
Ag ‘big data’
“hidden product”
>100’s M
microbial strains
& genes*
>10’s M
plant genes
~100M
chemical
molecules*

Evogene’s proprietary approach
Harnessing ag ‘big data’ to achieve breakthrough ag-products
❷ Computational data analysis
❹ Learning curve
❸ Validation & optimization
❶ Generation and integration
 of relevant data

 *For which ag ‘big data’ is available
Ag ‘big data’
“hidden product”
Product
Example - corn with
increased yield

evogene

Ag 'Big Data'

"hidden product"

Scientific understanding

BIG
DATA
ANALYTICS
STORAGE
>10's M
plant
genes
>100's M
microbial
strains &
~100M
molecules*

Computational technologies

DATA
HUB

Analysis platforms

- ATHLETE™
- BiomeMiner™
- Gene2Product™
- PointHit™
- EvoBreed™
- PoinTar™

Harnessing ag ‘big data’ through scientific understanding
& computational technologies

Engine driving our innovation:
utilizing scientific understanding & computational technologies to harness the potential of the Ag ‘Big Data’ revolution
Interdisciplinary R&D expertise
• Plant genomics
• Plant physiology
 Bioinformatics
• Plant genetics
• Agronomy
• Molecular biology
• Entomology
• Structural biology
• Chemistry
• Chemoinformatics
• Microbiology
• …..
Integrated databases

Crop Enhancement Hub (CE)
(yield, drought, fertilizer)

Evogene’s pathways for Ag-innovation

Crop Protection Hub (CP)
(insect, disease, weed control)
Improved Seed Traits
Innovative Ag-Chemicals
Ag-Biologicals

Engine driving our innovation:
utilizing scientific understanding & computational technologies to harness the potential of the Ag ‘Big Data’ revolution

Core revenue model and partnerships

Business model & partners
• Initial revenues: R&D and milestone
   payments from partners
• Primary long-term revenues: royalties
   from seed traits, ag-chemicals and ag-
   biologicals
• Collaborations with world leading seed
   and ag-chemical companies

Crop Enhancement Hub (CE)
(yield, drought, fertilizer)
Crop Protection Hub (CP)
(insect, disease, weed control)
BIG DATA
BIG DATA

Evogene’s pathways for Ag-innovation

Improved Seed Traits
Innovative Ag-Chemicals
Ag-Biologicals

Engine driving our innovation:
utilizing scientific understanding & computational technologies to harness the potential of the Ag ‘Big Data’ revolution

evogene

WW Seed Market, $B
10.5
12.9
15.7
18.5
20.1
17.1
17.9
18.8
19.0

Example - trait values
Seed price to farmer

Improved seed traits
Market overview & potential
CAGR (09’-13’)
+9%
2013
2010
30.8
2009
27.6
2011
34.5
39.4
2012
37.5
Rapidly growing market*

Yield
Drought tolerance
Insect resistance
Herbicide tolerance
Disease resistance
$0.65B
$3.2B
$1.5B
$3.5B
$1B
$0.45B
$0.5B
$1.2B
$1.5B
$1B
Corn
Soy
Trait potential - per crop*
19.3
Biotechnology
seeds
Conventional
seeds
Conventional
seed price
Insect
resistance
Herbicide
tolerance
Additional
traits
(partial)
* Source: Phillips McDougall
* Source: Team Analysis

Improved seed traits - Crop Enhancement
Current product program pipeline

Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Corn	1. Yield
Biogemma

2. Drought
Biogemma

3. Nitrogen use efficiency
Soybean	4. Yield
5. Drought
Wheat	6. Yield
7. Drought
8. Nitrogen use efficiency
Cotton	9. Yield
10. Drought
11. Nitrogen use efficiency
Canola	12. Yield
13. Drought
14. Nitrogen use efficiency
15. Yield
16. Drought
17. Nitrogen use efficiency
Crop
Trait
Partner
Discovery
Phase I
POC
Phase III
Advanced Dev. &
 Regulation
Phase IV
Pre Launch

Phase II
Early Dev.
MONSANTO
Marrone Bio Innovations
DUPONT
syngenta
Marrone Bio Innovations

Evogene to Establish Research and Development Facility in the United States

February 9th, 2015

The establishment of the facility, which will be head by Dr. James Presnail, is a key component of the Company's previously disclosed entry into the field of insect control

REHOVOT, Israel – February 9, 2015 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, today announced it has signed a Letter of Intent with plans to establish a research and development facility in the Bio-Research and Development Growth (BRDG) Park, developed by Wexford Science & Technology, a BioMed Realty Company, on the campus of the Donald Danforth Plant Science Center in St. Louis, Missouri. The establishment of the facility is a

Treated
Control
Leaf area
Larva Survival

Improved seed traits - Crop Protection
Current product program pipeline
Corn	1. Fusarium
2. Lepidoptera
3. Coleoptera (Rootworm)
4. Beet Armyworm
Soybean	5. Asian Rust
6. Nematode
7. Lepidoptera
8. Hemiptera
Banana	9. Black Sigatoka
Cotton	10. Lygus Hesperus

Crop
Trait
Partner
Discovery
Phase I
POC
Phase III
Advanced Dev. &
 Regulation
Phase IV
Pre Launch

- **Crop Enhancement traits** - yield, drought tolerance, fertilizer utilization

- R&D and up-front payments - c.$68m over collaboration period

Evogene New Gene Optimization Program Being Incorporated into Yield & Environmental Stress Collaboration with Monsanto

February 4th, 2015

MONSANTO

Addition of new capabilities follows entry of more than 1,000 Evogene identified and validated candidate genes to Monsanto's product development pipeline

REHOVOT, ISRAEL – February 4, 2015 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today that its recently developed comprehensive gene optimization program is being incorporated into its multi-year collaboration with Monsanto Company. The addition of these new capabilities, which have been designed to optimize desired trait efficacy and potentially accelerate product development, follows the successful identification and validation by Evogene of more than one thousand genes that have entered Monsanto's product development pipeline. The collaboration, which was initiated in 2008 and extended in 2013, is focused on transgenic approaches for improved yield and enhanced stress tolerance in corn, soybean, cotton and canola. Genes that have been identified under the collaboration represent an important component of Monsanto's yield and environmental stress research and development program.

ATHLETE™

Gene2Product™

Improved seed traits
Collaboration with Monsanto - example

Gene discovery and trait optimization by Evogene
Development and commercialization by Monsanto
Model plant
validation
Regulatory
Yield
Drought
Fertilizer utilization
Target plant
validation and
development
¡Collaboration period - 8 years
¡Traits
 ▪ Crop Protection traits - Fusarium resistance in corn
¡Crops
 ▪ Corn, soybean, cotton, canola
¡Collaboration terms
 ▪ Milestone payments + royalties based on sales
¡Equity investment
 ▪ $30m (including $12m in recent IPO)

4%
21%
48%
27%
Corn Lepidoptera
Corn Rootworm
Cotton Lepidoptera
Soy Lepidoptera

* Source: Context Network and Team Analysis, 2014

Union of Concerned Scientists
RAW STORY
Bloomberg
'Mounting Evidence' of Bug-Resistant Corn Seen by EPA

Evogene Announces Computational Discovery of Novel Microbial-Based Genes for Insect Control

August 3rd, 2015

Candidate genes, identified for their insecticidal properties, were discovered utilizing newly developed microbial database and dedicated computational platform

Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today a key milestone in its insect control program with the successful completion of the first computational discovery round for microbial-based genes with insecticidal properties. The discovery round utilized a unique computational technology infrastructure consisting of a proprietary microbial-based database and a dedicated analysis platform, BiomeMiner™ .

Existing insect resistance seed traits - ~4.5B*
Dire need for innovation
Rising resistance to
existing solutions
One solution
(Bt toxins) does
not fit all

Improved seed traits - Crop Protection
Insect control - Our motivation and activity to date
¢ Market -
 ▪ Large potential
 ▪ Significant need due to increasing resistance
¢ Evogene’s offering -
 ▪ An innovative computational approach to delivering new
 MOA
 ▪ Several milestones successfully achieved to date
* Context Network and Team Analysis

Crop Enhancement Hub (CE)

(yield, drought, fertilizer)

BIG DATA
BIG DATA

Evogene’s pathways for Ag-innovation

Crop Protection Hub (CP)
(insect, disease, weed control)
Improved Seed Traits
Innovative Ag-Chemicals
Ag-Biologicals

Engine driving our innovation:
utilizing scientific understanding & computational technologies to harness the potential of the Ag ‘Big Data’ revolution

evogene

3%
27%
44%
($24.2)
26%

2015
Glyphosate Resistant Species

+

80
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

+

European Commission

Huge market - ~$55B* in 2014
▪ Rising weed resistance
▪ Growing need for innovation
▪ Rising regulation pressure
Innovative Ag-Chemicals
Market highlight
($14.85B)
($14.3B)
($1.65B)
Rising Glyphosate resistance
Less innovative ag-chemicals
under development
Regulatory requirements
becoming stricter
Need for innovation - herbicide sector
Herbicides
Insecticides
Fungicides
Others
* Source: Phillips McDougall , 2014

Innovative Ag-Chemicals - Crop Protection (Herbicides)
How does a herbicide work?

 Substantial growth in herbicide resistance
A weed target protein
a macro-molecule within the
weed essential for weed life
Invasive weeds
annual damage to agricultural
productivity -
estimated at up to $100B
Herbicide: a chemical that inhibits a process in the weed that is essential to its life
The Herbicide
(Chemical)
inhibition
Weed
control
X
è critical need for novel solutions

Development

Evogene Announces Discovery and Validation of Novel Plant Targets for Herbicides

July 29th, 2015

- Newly discovered targets predicted to represent new modes of action

Rehovot, Israel – July 29, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food and feed industries, announced today the discovery and successful validation in plants of the first set of novel plant targets, representing a key milestone in its product program for new chemical herbicides. Targets for herbicides are vital plant macro-molecules taking part in essential biological processes in weeds ('modes of action'). The Evogene discovered targets will now be the subject of a unique methodology for the discovery of chemical molecules that can inhibit their functionality, resulting in weed death. These chemical molecules would then serve as the basis for the development of the active

D5
93588.5
D2
93588.5
D2
93588.5
D1
93588.5
D6
93588.5
D11
93588.5

21

Row crops	1. Non-selective herbicide
Broad leaves	2. Grasses selective herbicide
Grasses	3. Broad leaves selective herbicide

Innovative Ag-Chemicals - Crop Protection (Herbicides)
Current product program status
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the product type and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Induced
Non-induced
Example of target validation - Silencing the target result s with severe damage to photosynthesis (chlorophyll florescence)
Crop
Application
Partner
Regulation &
Registration
Discovery
(Protein & chemistry)

- **Objective** - Discovery & development of herbicidal hits with a new MOA that inhibit novel targets discovered by Evogene
  - Evogene to identify candidate chemicals for novel herbicides
  - BASF to screen & validate the candidate chemicals and further develop successful candidates towards commercial products

BASF and Evogene Sign Collaboration Agreement for Novel Herbicide Discovery and Development

December 8th, 2015

Ludwigshafen, GERMANY and Rehovot, ISRAEL – Dec 8th, 2015 – BASF, the world's leading chemical company, and Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity, announced today the signing of a three-year collaboration for the discovery and development of novel herbicides.

PoinTar

PointHit™

Chemical Candidates

Development, regulation & registration

¡Collaboration period - ~3 years
¡Activities -
Targets
In-silico target discovery &
validation
In silico library
design
Screens
Hits
Target discovery & validation
Downstream development
Discovery of chemical
candidates
Candidate chemical screening
Novel
herbicides

Innovative Ag-Chemicals - Crop Protection (Herbicides)
Collaboration with BASF - example

Crop Enhancement Hub (CE)
(yield, drought, fertilizer)

Evogene’s pathways for Ag-innovation

Crop Protection Hub (CP)
(insect, disease, weed control)
Improved Seed Traits
Innovative Ag-Chemicals
Ag-Biologicals

Engine driving our innovation:
utilizing scientific understanding & computational technologies to harness the potential of the Ag ‘Big Data’ revolution

Ag-Biologicals
Market highlight and activity to date
$2.0B
$1.2B
2019E
$6.0B
$3.0B
2014
Biostimulants -
biological products for
crop enhancement
Biopesticides  -
biological products for
crop protection
 Why AgBiologicals?
 ✓Relatively short time & low cost to product
 ✓“Greener” and safer alternative to chemicals
 ✓Mitigate emerging chemical resistance

 Sources: Piper Jeffries 2013,
 Agrow 2014

Evogene’s current activities - highlights

Proprietary seeds - Evofuel Ltd
A wholly owned development stage company
¡Traditional / family farming
 ▪ Handpicked
 ▪ Lack equipment
 ▪ Poor seed quality
¡Low productivity
 ▪ World average - ~1ton/ha
¡Limited supply
 ▪ c.1.5m ha worldwide
 ▪ c.$1,500 per ton oil
Castor today
¡Modern farming
 ▪ Large scale
 ▪ Fully automated
 ▪ Significantly improved yields (100’s %), rain fed
 ▪ Short term - industrial uses
 ▪ Longer term - biodiesel feedstock
¡Attractive business model
 ▪ Brazil and Argentina key markets
 ▪  >5m ha potential in Brazil
Our castor
Evofuel castor field, Brazil, 2014

Corporate information
¡ ~$106.4M in cash, short term bank deposits and
 marketable securities
¡ Operating cash burn for 9 month period $10.6M
Cash position
(September 30, 2015)
Corporate ID
¡ Based in Rehovot, Israel; US R&D Center in St. Louis, MO
¡ ~200 FTEs, 80% R&D positions
¡ Key milestones:
   ▪ 2002 - spin off from Compugen (NASDAQ:CGEN)
   ▪ 2007 - lists on TASE (EVGN) ~$34m (gross proceeds)
   ▪ 2013 - lists on NYSE (EVGN) ~$85m (gross proceeds)
Stock data
¡ Shares outstanding ~25.4M
¡ Trading on TASE and NYSE

Thank you.